Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Brushy Resources, Inc.	Delaware
Lilis Operating Company, LLC	Texas
ImPetro Resources, LLC	Delaware
ImPetro Operating, LLC	Delaware